SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,322 shares of common stock(1) 6,525,289 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29% (2)
14.	TYPE OF REPORTING PERSON IA, OO
(1)

The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by OC II FIE V LP and OC III LVS XL LP (see Item 2 of this Schedule 13D), comprised of (i) 10,248,322 shares of Common Stock and (ii) 6,525,289 shares of Common Stock that OC II FIE V LP has the right to acquire through the exercise of certain warrants of the Issuer held by OC II FIE V LP.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 90,495,830 outstanding shares of the Issuer’s Common Stock as of April 22, 2022, as provided by the Issuer to the Reporting Person on April 22, 2022, plus (ii) the exercise of the warrants held by OC II FIE V LP.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities Exchange Commission on March 16, 2022 (together with Amendment No. 1, this “statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Quantum Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Items 3, 5 and 6 are hereby amended and/or supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

On April 22, 2022, the Issuer announced the closing of the Rights Offering, pursuant to which the Issuer issued an aggregate of 30,000,000 shares of Common Stock at an issue price of $2.25 per share, of which OC II and OC III purchased an aggregate of 10,248,322 shares of Common Stock, at an aggregate purchase price of $23,058,724.50, through the exercise of subscription rights, subject to the terms of the Investment Commitment Agreement. The working capital of OC II and OC III was the source of funds for the purchase of shares of Common Stock in the Rights Offering.

In addition, pursuant to the terms of the 2020 Warrants, the consummation of the Rights Offering resulted in an adjustment to the number of shares of Common Stock issuable upon the exercise of all such 2020 Warrants, including those held by OC II. Pursuant to this adjustment, OC II received additional 2020 Warrants exercisable for 155,219 shares of Common Stock. No consideration was required to be paid by PIMCO or OC II in connection with the acquisition of such additional 2020 Warrants pursuant to the terms thereof.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

Items 7-13 of pages 2-3 of this Amendment No. 1 are incorporated herein by reference.

(c) On April 22, 2022, PIMCO acquired 10,248,322 shares of Common Stock at a price of $2.25 per share in the Rights Offering, for an aggregate purchase price of $23,058,724.50. Additionally, pursuant to the terms of the 2020 Warrants, the Rights Offering resulted in an adjustment to the 2020 Warrants pursuant to which PIMCO received additional 2020 Warrants exercisable for 155,219 shares of Common Stock, for no consideration. Except as set forth herein, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

(d) OC II is the direct holder of the Warrants and certain of the shares of Common Stock reported herein, and OC III is the direct holder of certain of the shares of Common Stock reported herein. Each of OC II and OC III has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding shares of Common Stock of the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following additional information:

Pursuant to the terms of the 2020 Warrants, the consummation of the Rights Offering resulted in an adjustment to the exercise price of such 2020 Warrants, from an exercise price of $3.00 per share prior to the closing of the Rights Offering, to an exercise price of $2.79 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name: Jason Nagler Title: Senior Vice President